UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102
MAILING ADDRESS: P.O. Box 1171
NEWARK, NEW JERSEY 07101-1171

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2007	3

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007	4-11

SUPPLEMENTAL SCHEDULE
Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	12

SIGNATURE	13

EXHIBIT INDEX	14

All other schedules required by Section 2520.103.10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Public Service Enterprise Group Incorporated Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Public Service Enterprise Group Incorporated Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic 2007 and 2006 financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
Kingston, Pennsylvania
June 23, 2008

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2007	2006

ASSETS
Investments at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$841,856,454	$744,384,364
Participant Loans	22,519,413	21,089,585
Total Investments	864,375,867	765,473,949

Receivables:
Deposits and Contributions – Employees	1,683,155	1,492,743
Deposits and Contributions – Employer	584,612	567,170
Total Receivables	2,267,767	2,059,913
Total Assets	866,643,634	767,533,862

LIABILITIES
Accounts Payable	963,366	379,976
Accrued Expenses	261,862	505,008
Total Liabilities	1,225,228	884,984

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR
VALUE	865,418,406	766,648,878

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(1,970,866)	3,562,454

NET ASSETS AVAILABLE FOR BENEFITS	$863,447,540	$770,211,332

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2007

ADDITIONS
Net Investment Income
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	$81,881,469
Interest on Participant Loans	1,433,443
Total Net Investment Income	83,314,912

Deposits and Contributions
Employees	47,155,930
Employer	14,984,252
Total Deposits and Contributions	62,140,182

Total Additions	145,455,094

DEDUCTIONS
Benefit Payments to Participants	40,830,508
Administrative Expenses	935,984
Total Deductions	41,766,492

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR
TO TRANSFERS	103,688,602

Transfers to Thrift and Tax-Deferred Savings Plan-Net	(10,452,394)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	93,236,208

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	770,211,332

End of Year	$863,447,540

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.   DESCRIPTION OF THE PLAN

General

The following description of the Public Service Enterprise Group Incorporated Employee Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Plan is a defined contribution plan covering substantially all bargaining unit employees of Public Service Enterprise Group Incorporated (Company) and its Participating Affiliates (each, an Employer). The Company’s Employee Benefits Committee (Benefits Committee) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The trustee of the Plan, The Bank of New York (Trustee), is responsible for the custody and management of the Plan’s assets. Hewitt Associates is the record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The majority of the Plan’s assets is held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Employee Benefit Plan Trust (Master Trust), a master trust established by the Company and administered by the Trustee.

Contributions, Deposits and Investment Options

Generally, Participants may contribute from 1% to 7% of their annual compensation each year as basic deposits, as defined in the Plan (Basic Deposits), subject to certain Internal Revenue Code (IRC) limitations. The Participant’s Employer contributes an amount equal to 50% of this Basic Deposit as its matching contribution to the Plan (Employer Contributions). Employer Contributions begin when that Participant has completed one Year of Service, as defined by the Plan, with his/her Employer. Employer Contributions are made in cash. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective August 1, 2006, the Plan was amended to provide Participants the ability to make Roth Elective Deferrals within the Plan. In addition, a Participant may elect to make supplemental deposits to the Plan in increments of 1% of compensation up to an additional 43% of compensation (Supplemental Deposits), subject to certain IRC limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions or Roth Elective Deferrals (together Nondeferred Deposits) or pre-income tax contributions (Deferred Deposits).

Each Participant may, within any Plan Year, make one or more additional lump sum deposits on a nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 50% of his or her compensation for that Plan Year and subject to IRC limitations.

NOTES TO FINANCIAL STATEMENTS

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan offers investment options in Guaranteed Investment Contracts (GICs), the Common Stock of the Company via the Enterprise Common Stock Fund and the Employee Stock Ownership Plan Fund (ESOP Fund) and the Schwab Personal Choice Retirement Account (PCRA) Fund, five mutual funds and three pre-mix portfolios, each of which are invested in specific percentages of the mutual funds.

The ESOP Fund was only available to Participants who were hired prior to August 1, 1986 and qualified for participation. Contributions to or transfers into the ESOP Fund are no longer permitted. ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company Common Stock held for their account in the ESOP Fund.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and allocations of (a) the Employer’s contributions and (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant or beneficiary is entitled upon death, disability, retirement or termination of service, as applicable, is the benefit that can be provided from the Participant’s vested account.

Participants who have elected to participate in the Enterprise Common Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Enterprise Common Stock Fund. This provision is not applicable with respect to Enterprise Common Stock held in a Participant’s ESOP Account.

Participant Loans

Except as discussed in the following paragraph, Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that range from 4.00% to 10.75%, which are commensurate with local prevailing rates at the time that the loan was originated, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s Savings Account attributable to transfers from the Cash Balance Pension Plan for Represented Employees of Public Service Enterprise Group Incorporated (Cash Balance Plan) or from assets held in the Schwab PCRA Fund. No Participant may have more than two loans outstanding at any time.

Payment of Benefits

On termination of service due to retirement, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either one or more lump-sum payments, or in quarterly or annual installments over a period not to exceed ten years. If a Participant is no longer working for the Company and has a balance in the Plan, he or she must begin to receive distributions from his or her account no later than April 1 following the calendar year in which he or she reaches age 70½. If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account. For termination of

NOTES TO FINANCIAL STATEMENTS

service for reasons other than those described above, the Participant may elect to receive an automatic lump-sum distribution equal to the value of the Participant’s vested interest in his or her account, or leave their account balance in the Plan and elect distributions at a later date.

If a Participant withdraws Basic and/or Supplemental Deposits and/or vested Employer Contributions before they have been in the Plan for twenty-four months, such Participant will not be eligible to receive the matching Employer Contributions during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan’s record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Vesting

Except for amounts transferred from the Cash Balance Plan into the Plan, Employer Contributions to a Participant’s Savings Account and earnings therein are fully vested. Amounts transferred from the Cash Balance Plan follow the Cash Balance Plan vesting regulations and vest upon the earliest of a Participant's completion of five years of service with an Employer, attainment of age 65 or approval for benefits under an Employer’s long-term disability plan. All amounts credited to a Participant's ESOP Fund are fully vested.

Forfeitures

Any nonvested portion (amounts transferred from the Cash Balance Plan) of the Participant’s account, determined as of the date of severance from employment, will be forfeited and will be applied thereafter to reduce a subsequent contribution or contributions of the Employer as provided in the Plan. If such former Participant is rehired and remains employed by an Employer at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant’s Account will be reinstated by the Employer and the Participant’s right thereto will be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her resulting from the severance from employment. For the year ended December 31, 2007 forfeitures amounted to $8,991. For the year ended December 31, 2006 forfeitures amounted to $4,653. There were no reinstatements for the years ended December 31, 2007 and 2006.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the U.S. (GAAP). As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined benefit plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan's investments consist of the Master Trust and Participant Loans. The investments in the Master Trust are stated at fair value, as determined by quoted market prices, except for its contracts within the Stable Value Fund and its Short-Term Investments and Cash Equivalents. The Plan's investments in the guaranteed annuity contracts of the Stable Value Fund are with various insurance companies and other financial institutions. Fixed rate traditional guaranteed annuity contract fair values and non-participating synthetic fair values were determined using a discounted cash method. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment was then discounted following the process described above. The fair value for floating rate traditional guaranteed annuity contracts is equal to the contract’s book value.

Short-Term Investments and Cash Equivalents are stated at cost, which approximates fair market value. The Participant Loans are valued at outstanding principal balance plus accrued interest. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were $529,644 and $154,777 as of December 31, 2007 and 2006, respectively.

Administrative Expenses of the Plan

Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of the Company are paid by Employers (Note 5).

NOTES TO FINANCIAL STATEMENTS

Transfers of the ESOP Fund

Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their ESOP Fund to other investment options in the Plan. To effect such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the ESOP Fund and invest the proceeds in the other investment funds designated by the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee.

3.   INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED THRIFT AND TAX-DEFERRED SAVINGS PLAN (THRIFT PLAN) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the respective participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2007 and 2006, the Plan’s interests in such assets of the Master Trust were approximately 44% and 43%, respectively.

	As of December 31,
	2007	2006
Investments in Master Trust at Fair Value:
Cash and Cash Equivalents	$26,190,958	$17,191,238
Common Stock of
Public Service Enterprise Group Incorporated*	243,925,597	164,282,601
Mutual Funds	984,941,899	931,758,181
GICs	632,756,489	599,952,368
Schwab PCRA Fund (a)	56,558,170	48,787,896
Total Investments	$1,944,373,113	$1,761,972,284

		For the
		Year Ended
		December 31,
		2007
Investment Income:
Net Appreciation in Fair Value of Mutual Funds		$58,751,328
Net Appreciation in Fair Value of Common Stock
of Public Service Enterprise Group Incorporated*		79,692,140
Net Appreciation in Fair Value of Schwab PCRA Fund (a)		2,141,603
Interest from GICs		27,964,709
Dividends from Common Stock of Public Service Enterprise Group Incorporated*		5,888,557
Total Investment Income, Net		$174,438,337

(a)

Amounts primarily relate to equity investments in stocks and in mutual funds. The net appreciation in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

* Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS

Assets of the Stable Value Fund

The assets of the Stable Value Fund, included in the Master Trust, are primarily invested in GICs with additional investments in the Trustee’s Short-Term Investment Fund. As of December 31, 2007, the Stable Value Fund was comprised of the following:

Issuer	Type	Expiration	Effective Rate	Fair Value
Bank of America (A)	Synthetic	Open-Ended	4.66%	$71,882,628
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	4.37%	76,570,762
JP Morgan Chase (A)	Synthetic	Open-Ended	4.73%	78,747,037
Monumental Life (A)	Synthetic	Open-Ended	4.90%	114,460,150
Pacific Life Insurance (A)	Synthetic	Open-Ended	4.92%	115,575,792
Rabobank Nederland (A)	Synthetic	Open-Ended	5.29%	97,418,897
UBS AG (A)	Synthetic	Open-Ended	4.66%	78,101,223
Total GICs				632,756,489
Investment in Bank of New York Short-Term Investment Fund			4.57%	17,936,315
Total Stable Value Fund				$650,692,804

(A) Managed by INVESCO Institutional, Inc.

As of December 31, 2006, the Stable Value Fund was comprised of the following:

Issuer	Type	Expiration	Effective Rate	Fair Value
Bank of America (A)	Synthetic	Open-Ended	5.02%	$67,476,922
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	4.49%	71,736,437
JP Morgan Chase (A)	Synthetic	Open-Ended	5.17%	57,159,758
Monumental Life (A)	Synthetic	Open-Ended	4.84%	110,145,069
Pacific Life Insurance (A)	Synthetic	Open-Ended	4.83%	107,054,807
Rabobank Nederland (A)	Synthetic	Open-Ended	5.31%	93,571,988
State Street Bank and Trust (A)	Synthetic	Open-Ended	4.11%	13,661,953
UBS AG (A)	Synthetic	Open-Ended	4.97%	79,145,434
Total GICs				599,952,368
Investment in Bank of New York Short-Term Investment Fund			5.37%	14,211,997
Total Stable Value Fund				$614,164,365

(A) Managed by INVESCO Institutional, Inc.

The Plan has entered into Stable Value Funds, some of whose investments are in benefit-responsive investment contracts. Contributions to these contracts are maintained in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed annuity contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan by the Stable Value Fund managers, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTES TO FINANCIAL STATEMENTS

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plans prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plans ability to transact at contract value with participants, is probable.

The average yield based on actual earnings was approximately 4.81% and 4.78% for 2007 and 2006, respectively. The average yield based on interest rate credited to participants was approximately 4.82% and 4.93% for 2007 and 2006, respectively.

The fair market value of the wrapper contract in the Stable Value Fund as of December 31, 2007 and 2006 was $(4,514,537) and $8,160,227 respectively.

Assets of the Enterprise Common Stock Fund

The assets of the Enterprise Common Stock Fund are invested in the Company’s Common Stock.

Schwab PCRA Fund

The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds and stocks. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance, less $500 to pay for certain fees, to the Schwab PCRA Fund.

4.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service ruled, in a determination letter dated May 25, 2004, that the Plan qualifies under Section 401(a) of the IRC and, therefore, the underlying trust is not subject to tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. While subsequent amendments have been made to the Plan, the Company believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.

On January 15, 2008, PSEG’s Board of Directors approved a two-for-one stock split of PSEG’s outstanding shares of common stock. The stock split entitled each stockholder of record at the close of business on January 25, 2008 to receive one additional share for every outstanding share of common stock held. The

NOTES TO FINANCIAL STATEMENTS

additional shares resulting from the stock split were distributed on February 4, 2008. All PSEG share and per share amounts included in this Form 11-K retroactively reflect the effect of the stock split. As of December 31, 2007 and 2006, the Master Trust held 4,965,912 and 4,949,762 shares, respectively, of the Company’s Common Stock, in the ESOP Fund and the Enterprise Common Stock Fund, with a market value per share of $49.12 and $33.19, respectively.

For the year ended December 31, 2007, the Master Trust recorded dividend income of approximately $6 million from the Company’s Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

6.   PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all Participants would become 100% vested in their accounts.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$863,447,540	$770,211,332
Less: deemed distributions of Participant Loans	(33,308)	(145,842)
Net assets available for benefits per Form 5500	$863,414,232	$770,065,490

The $80,945,485 Net Investment Gain from Master Trust Investments presented in the Form 5500 for the year ended December 31, 2007 is comprised of the $ 81,881,469 of the Plan’s interest in Income of Master Employee Benefit Plan Trust, net of $935,984 of Administrative Expenses.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN
PLAN No. 006, EIN No. 22-2625848

SCHEDULE H, PART IV LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

Identity of Issue, Borrower
or Similar Party	Description of Investment	Cost	Current Value

Various Participants *	2,197 Participant Loans (maturing
	2008 to 2013 at interest rates of
	4.00% to 10.75%), secured by
	participant accounts	$-	$22,519,413

* Permitted party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Public Service Enterprise Group Incorporated
Employee Savings Plan
(Name of Plan)

By:	/s/ Margaret M. Pego
Margaret M. Pego
Chairperson of Employee
Benefits Committee

Date: June 30, 2008

EXHIBIT INDEX

Exhibit Number

99	Consent of Independent Registered Public Accounting Firm